Filed Pursuant to Rule 424(b)(3)

Registration No. 333-223022

OAKTREE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 2 DATED APRIL 16, 2019

TO THE PROSPECTUS DATED JUNE 26, 2018

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Oaktree Real Estate Income Trust, Inc., dated June 26, 2018 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Oaktree Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to describe our acquisition of a multifamily property; and

•	to describe our entry into a line of credit from an affiliate of Oaktree.

Acquisition of Anzio Apartments

On April 11, 2019, the Company partnered with TruAmerica Multifamily, LLC (“TruAmerica”) through a joint venture (the “Joint Venture”) to acquire a fee simple interest in Anzio Apartments (the “Property”), a multifamily asset located in Lawrenceville, Georgia, from Anzio Apartments, LLC (the “Seller”) for $59.2 million (exclusive of closing costs). The Joint Venture acquired the Property and paid related closing costs through a combination of $44.4 million of property-level debt from the Federal Home Loan Mortgage Corporation (“Freddie Mac”), $14.9 million funded to the Joint Venture by the Company from borrowings under the Company’s Line of Credit (defined below) and $1.7 million funded by TruAmerica.

The Property is a 448-unit multifamily asset located in Lawrenceville, Georgia. Built in 1986 and sitting on 35 acres, the Property features a mix of one- and two-bedroom homes with large floorplans averaging 975 square feet. The Property is located in a convenient location of Gwinnett County in metropolitan Atlanta, Georgia. As the economic capital of the Southeast and a global business hub, Atlanta is the tenth largest metropolitan area by gross domestic product in the United States. Gwinnett County is one the fastest growing counties in the nation, having more than doubled its population since 2000.

The Southeast Gwinnett County, where the Property is located, is a high barriers-to-entry submarket, characterized by limited new supply and strong organic rent growth. The submarket within a five-mile radius of the Property has a total inventory of ~9,000 multifamily units and has experienced only ~400 units of new supply within the last ten years. As a result, from 2010 to 2018, the submarket has experienced strong effective rent growth of 55% and average occupancy of 94%. The Property faces competition from similarly situated properties in its submarket.

The Joint Venture plans to transform all units to a more modern finish level and make significant upgrades to the common areas including the community’s pools, clubhouse, fitness center, outdoor dining areas and sports courts. The Joint Venture intends to spend $8,100 per unit in total renovation with $3,400 per unit for interior, $2,100 per unit for exterior and $2,600 per unit for deferred maintenance.

The following table provides information regarding the Property:

				As of April 1, 2019
Property Name	Sector	Location	Square Feet	Percentage Leased	Annual Base Rent	Monthly Base Rent/Occupied Unit
Anzio Apartments	Multifamily	Lawrenceville, Georgia	436,800	94.7%	$5,438,100	$1,069

The following table sets forth certain information with respect to the Property’s historical occupancy*:

Year	Weighted-Average Occupancy	Average Effective Monthly Base Rent per Occupied Unit
2016	92.4%	$847
2017	88.8%	$925
2018	91.4%	$1,005

*	Information prior to 2016 is not available.

The leases at the Property are generally short-term in nature and have a term of 12 months or less. As of April 1, 2019, approximately 71% of the multifamily leases expire within 12 months from such date.

We expect to calculate depreciation expense for federal income tax purposes by using the straight line method over 39 years for building, ten years for building improvements and seven years for furniture, fixtures and equipment. We believe the Property is adequately covered by insurance. The amount of real estate taxes assessed in 2018 was equal to the Property’s assessed value multiplied by an average tax rate of 3.5%. No single tenant occupies 10% or more of the Property’s square footage.

The Joint Venture is governed by a limited liability company agreement dated April 10, 2019 by and between one of the Company’s subsidiaries and TruAmerica which contains customary terms and conditions. The Company owns a 90% interest in the Joint Venture and TruAmerica owns a 10% interest in the Joint Venture. The Company will control all major decisions of the Joint Venture (subject to TruAmerica’s consent with respect to certain limited decisions) and has the ability to trigger a sale of the Property at any time. The Company will have operational control and TruAmerica will act as the day-to-day property manager.

The Freddie Mac debt described above (the “Mortgage Loan”) is secured by a mortgage on the Property. The Mortgage Loan bears interest at a rate of LIBOR plus a spread of 159 basis points, payable as interest-only for the first 60 months, then principal and interest payable for the remaining term based on a 360 month amortization period. The term of the Mortgage Loan is 120 months. Amounts prepaid under the Mortgage Loan are subject to a 1% penalty following a one year lockout period. The Mortgage Loan is subject to customary terms and conditions.

Line of Credit

On April 11, 2019, the Company entered into a line of credit (the “Line of Credit”) with Oaktree Fund GP I, L.P. (“Lender”), an affiliate of the Company’s sponsor, Oaktree Capital Management, L.P. (“Oaktree”), providing for an unsecured, uncommitted credit facility in a maximum aggregate principal amount of $150 million. The Line of Credit expires on the earlier of: (i) 10 business days following the date the Company breaks escrow for its initial public offering and (ii) April 10, 2020, subject to three-month extension options requiring Lender approval. Borrowings under the Line of Credit will bear interest at a rate of LIBOR plus 3.25% per annum, compounded quarterly, which may be paid in kind at the Company’s election. The Company may request drawdowns of amounts under the Line of Credit periodically and in sizes determined by the Company. Requests for drawdowns will be funded at the discretion of Lender based on, among other factors, details of the purpose of the drawdowns and the property features of investments towards which the proceeds will be used. Amounts due under the Line of Credit (inclusive of accrued interest) are freely pre-payable without penalty.